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          Lilly Industries, Inc. and Guardsman Products, Inc.  Execute
                              Definitive agreement


         INDIANAPOLIS--March 4, 1996--Douglas W. Huemme, Chairman, President and Chief Executive Officer of Lilly Industries, Inc. (NYSE:LI) and Paul K. Gaston, Chairman of the Board of Guardsman Products, Inc. (NYSE:GPI) today jointly announced that Lilly and Guardsman have signed a definitive agreement pursuant to which Lilly will acquire all of the outstanding common stock of Guardsman for a cash purchase price of $23.00 per share or approximately $235 million in the aggregate. The agreement was approved by the unanimous vote of all members of the Board of Directors of each company in attendance at today's meetings.
         Under the terms of the agreement, Lilly, through a wholly-owned subsidiary, will make a cash tender offer for all Guardsman shares at a price of $23.00 per share in cash, and upon successful completion of the tender offer, the stock not tendered will be cashed out at $23.00 per share in a statutory merger. Guardsman's three largest stockholders, collectively representing approximately 50% of Guardsman's outstanding shares, have entered into separate agreements with Lilly supporting the transaction. The transaction remains subject to regulatory approval and certain other conditions. Lilly will finance the transaction through bank financings, for which firm commitments have been obtained.
         Douglas W. Huemme, Chairman, President and Chief Executive Officer of Lilly stated, "The acquisition of Guardsman is consistent with and accelerates Lilly's stated goal of achieving annual sales of $500 million." Mr. Huemme stated, "He expects the combined companies, within twelve to twenty-four months, will realize synergistic integration savings in excess of $20 million annually." Mr. Huemme further stated, "The growth opportunities

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from the integration of Lilly's and Guardsman's business and technology are significant and represent added value for both customers and shareholders."
         Paul K. Gaston, Chairman of the Board of Guardsman, stated that Guardsman's decision to pursue a business combination with Lilly "resulted from our long-standing efforts to obtain maximum value for our stockholders." Guardsman Products, Inc. is a leading producer of customized industrial coatings and a supplier of diversified consumer products with 1995 sales of approximately $251 million. Founded in 1915, Guardsman presently has manufacturing facilities in eight states and Canada, and operations in the United Kingdom.
         Lilly Industries, Inc., headquartered in Indianapolis, Indiana, is one of the ten largest North American manufacturers of industrial coatings and specialty chemical products and had fiscal 1995 sales of approximately $328 million. Lilly supplies coatings and specialty chemical products worldwide from fourteen domestic and five international locations.

         CONTACT:         Lilly Industries, Inc., Indianapolis
                          Douglas W. Huemme/Roman J. Klusas, 317/687-6702
                                       or
                          Guardsman Products, Inc.
                          Paul K. Gaston or Jeffrey Lambert, 616/957-2600





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